

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 14, 2008

Ms. Lisa A. Corbitt
Principal Accounting Officer
Trans Energy, Inc.
PO Box 393
Saint Marys, West Virginia 26170

> **Re:** **Trans Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 18, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 15, 2007**
> **Response Letter Dated March 26, 2007**
> **File No. 0-23530**

Dear Ms. Corbitt:

We issued comments to your Company on the above captioned filings on May 31, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 28, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 28, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jennifer O'Brien at 202-551-3721 if you have any questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant